

Mail Stop 4631

July 8, 2009

Via U.S. mail and facsimile

Mr. Randall J. Hylek
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

      RE: Form 10-K for the fiscal year ended June 28, 2008
               Form 10-Q for the period ended March 28, 2009
               Definitive Proxy Statement filed September 17, 2008
                   File No. 1-367

Dear Mr. Hylek:

We have reviewed your response letter dated June 18, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

Compensation Discussion and Analysis, page 5

Cash Incentive Compensation, page 7

1. Your response to comment 2 in our letter dated June 8, 2009 does not explain why disclosure of the sales target for a previously completed fiscal year would cause competitive harm; i.e., how disclosing this sales target would be used by competitors

Mr. Randall J. Hylek
July 8, 2009
Page 2 of 2

in discussions with third party customers and could be detrimental in your ability to retain and recruit key employees. Furthermore, it is unclear why this information would affect you differently than other companies who disclose sales performance targets. In your letter dated May 8, 2009, you stated that knowledge of the sales target could enable a competitor to unfairly engage in pricing and negotiation tactics that are detrimental to the Company's business. As previously requested, please explain to us how competitors would be able to obtain pricing information from the sales target and describe in greater detail how you calculate this target.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, at (202) 551-3746 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief